Exhibit No.1

Letter to the Securities and Futures Investors Protection Center

THE SPIN-OFF, CAPITAL REDUCTION AND MERGER REFERRED TO HEREIN INVOLVE THE SECURITIES OF FOREIGN COMPANIES.  THE SPIN-OFF, CAPITAL REDUCTION AND MERGER REFERRED TO HEREIN ARE SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES.  FINANCIAL OR ACCOUNTING DATA REFERRED TO IN, OR ENCLOSED WITH, THIS NOTICE, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THOSE ACCEPTED IN THE UNITED STATES.

           IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE EACH OF THE COMPANY, PEGATRON CORPORATION AND PEGATRON INTERNATIONAL INVESTMENT COMPANY, LTD. IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF THEIR OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

1.
When the Company announced in 2009 the major news that the Board of Directors has passed the resolution to spin-off the business and reduce capital, according to the laws and regulations at that time, the shares of Pegatron Corporation ("Pegatron") could not be listed at the same time when exchanging the share certificates for capital reduction, and so there is serious doubt as to the liquidity of the shares of Pegatron Corporation given to the shareholders. Please explain what considerations for making of such decision are. Why could it not be handled in accordance with the relevant laws and regulations and after all procedures are ready?

As of January 1, 2008, the two businesses, brand management and DMS, are already managed separately using the structure of parent company and subsidiary through the parent-subsidiary spin-off method by ASUSTeK Computer Inc. ("ASUS").  Nevertheless, ASUS still holds 100% of the shares in Pegatron.

When the financial crisis suddenly struck in the latter half of 2008, it became even harder for ASUS to sell the shares of Pegatron.  Such share structure caused Pegatron to suffer in winning orders for ODM business, as the customers believe that the placing of ODM orders with Pegatron is assisting its parent company ASUS.  Not only is it difficult to obtain new orders, the orders from original customers may also be affected, causing the growth of Pegatron over the past two years to stall.

In the latter half of 2009, the global finance and economy began to slowly recover, but the status of Pegatron worsened as the shareholding structure problem remain unsolved.  As such, the issue of how to substantially reduce the shareholding of ASUS in Pegatron within short time period became a major issue for the survival of Pegatron.

If financial investment institutions are sought to acquire the shares, with Pegatron's net value as high as NT$92.9 billion, it is 16 times the business value of NT$5.8 billion spun off to Wistron for the spin-off of Acer and Wistron, making it difficult to substantially reduce the shareholding of ASUS in Pegatron in a short time period through the acquiring of shares by financial investment institutions.

If Pegatron merges with other businesses in the same industry, ASUS will still hold the majority shares in the merged company, which will only transfer the problem of Pegatron to another company.  Not only will the concerns of the customers be unsolved, businesses in the same industry will also be unwilling to accept this.

Hence, the fastest and most effective method of reducing the shareholdings of ASUS in Pegatron is to transfer most of Pegatron's shares to the original shareholders of ASUS through the reduction of ASUS' capital.

After several rounds of negotiations and discussions between team members of ASUS and Pegatron, the goal is to list at the same time or at the earliest time based on the spin-off and capital reduction plan, so as to exert our utmost effort in reducing the period of low liquidity of Pegatron's unlisted shares.

As the economy is recovering, this is the time to completely spin off Pegatron and it should not be delayed.  Given consideration to the rights of shareholders, if Pegatron is not spun off, the competitiveness of Pegatron in the entire NB ODM business cannot be increased which will detrimentally affect the rights of shareholders.

2.	The structural design and proposed timeline of the business spin-off and capital reduction plan (including proposed date of listing)

(a)	Structural Design
The spin-off plan is to spin off the ODM business held through long-term equity investment to the surviving company Pegatron International Investment Co., Ltd. ("Pegatron International").  Pegatron International will assume ASUS' 100% equity investment in Pegatron Corporation ("Pegatron") and Pegatron International will issue 2,286,053,935 new shares to the Company and all shareholders of the Company as consideration, among which the Company is expected to acquire 25% of the equity, and all shareholders of the Company will in total acquire approximately 75% of the equity in proportion to their shareholdings.  According to Article 5 of the Enterprise Merger and Acquisition Act, spin-off refers to an act where a company transfers all or part of its independently operated business in accordance with this Act or other laws to an existing or a newly incorporated company as consideration for that existing or newly incorporated company to issue new shares to that company or the shareholders of that company.

The Company forecasts the business value to be spun-off and transferred to Pegatron International to be NT$92,894,089,000.  As mentioned above, the shareholding will be reduced to 25% in one go through the spin-off method, so as to resolve the concern of Pegatron's ODM customers and to resolve the conflict between the branding and ODM business.  After the spin-off, ASUS plans not to serve as the director of Pegatron, but will continue to assess the operating status of Pegatron and the capital market environment, and will sell shares at an opportune time.  ASUS does not exclude the possibility of reducing the shareholding in Pegatron to less than 20%.

All shareholders of the Company are expected to acquire 75% of the equity in proportion to their shareholdings, with a net value of NT$69,670,567,000, and the Company plans to reduce capital at the same time for 75% of the business value.  The Company's capital reduction ratio is 85%, where the number of issued shares will be reduced by 85%, and the net value will be reduced by 42%, increasing the net value per share from NT$39 to NT$150.50.

All shareholders of the Company holding 100% of the shares in ASUS and indirectly holding 100% of the shares in Pegatron through ASUS will, after capital reduction, be directly holding 100% shares in ASUS and 75% shares in Pegatron International, and indirectly holding 25% shares in Pegatron International through ASUS.  Although the nominal number of shares held by the shareholders will be reduced as a result of the capital reduction, the shareholder's rights represented by each share and the net value will consequently be increased and so the overall rights of the shareholders will not be affected.

Pegatron International and Pegatron will subsequently merge where Pegatron will be the surviving company, such that the shares held in Pegatron International by ASUS and its original shareholders will be transferred as shares in Pegatron.

(b)	Proposed timeline, including proposed date of listing

The spin-off plan performs various processes in accordance with the relevant laws and regulations.  The main timeline is as follows:

➢	2009/12/11: The Company's board of directors resolves the spin-off and capital reduction plan
➢	2010/01/01: The Company's board of directors resolves the amendment to the spin-off and capital reduction plan

➢	2010/02/09: The Company's Extraordinary Shareholders Meeting resolves the spin-off and capital reduction plan
➢	2010/06/01: Tentatively set the record date of the spin-off

As this spin-off and capital reduction involves the conversion of shares according to Item 6, Article 51-2 of the Stock Exchange Operating Rules and the Taiwan Stock Exchange Corporation's Procedures for Conversion of Securities by Listed Companies, ASUS will suspend the trading and registration of shareholders' roster where the dates are tentatively set as follows:

➢	Suspension of trading: 2010/05/18~2010/06/23
➢	Suspension of registration of shareholders' roster: 2010/05/20~2010/06/23
➢	Re-listing on 2010/06/24

3.	Basis or reason for stipulating the capital reduction ratio

The capital reduction ratio of ASUS is the most suitable ratio calculated after weighing the shareholding of ASUS in Pegatron and the tax burden of the shareholders.

As mentioned above, the spin-off will resolve the conflict between the branding and ODM business, and reduce the shareholding of ASUS in Pegatron in one go.  However, if a 100% "brotherhood" de-merger is adopted, although the shareholding may be reduced to 0%, the offsetting of the shareholders' equity with the business value of NT$92,894,089,000 for this spin-off needs to be handled in accordance with the letter of the Account Research and Development Foundation dated January 8, 2004 ((93)-Ji-Mi-Zi-No.010), whereby the spun-off company needs to offset the capital stock and the capital reserve of the capital stock premium in proportion to the capital reduction with the book value of the net assets spun-off after adjusting with the items relevant to the spun-off business under the shareholders' equity item.  If the amount is insufficient, then it is to be offset with the retained earnings.  Furthermore, according to the letter of the Ministry of Finance dated December 2, 2008 (Tai-Cai-Shui-Zi-No.09700321110), such retained earnings being offset shall be deemed as dividend income (investment yield) allocated to the shareholders by the spun-off company and must therefore be subject to income tax.

The "brotherhood "de-merger ratio is set as 75%.  Hence, 75% of the equity acquired by all the shareholders at a net value of NT$69,670,567,000 will be offset in priority with the capital stock and capital stock premium at a capital reduction ratio of 85% when performing the accounting process of the capital reduction, where the insufficient part will be offset retained earnings, which will be reduced to approximately NT$8.1 billion.  If the capital reduction ratio is reduced, then the retained earnings to be offset will be higher.

In summary, the capital reduction ratio recommended is for the dual purpose of reducing the tax burden of shareholders during the reorganization process and resolving the conflict between the branding and ODM business, and should be considered reasonable.

4.
What is the application regulation of the calculation of reference price and the price fluctuation limit on the listing date after the capital reduction and exchange of share certificates of the Company and the application of listing of Pegatron?

(a)
The application regulation of the calculation of reference price and the price fluctuation limit on the listing date after the capital reduction and exchange of share certificates of ASUS is Article 67-1 of Operating Rules of the Taiwan Stock Exchange Corporation:

Where a listed company carries out procedures for capital reduction and issuance of new share certificates, the daily price limits on its stock for the date on which the stock begins to be listed after the capital reduction shall be calculated in accordance with the capital reduction cases as follows:

(1)
If under circumstances of compensation for losses, it shall be calculated based on {the closing price of the final trading day prior to the issuance of the new share certificates} divided by {the ratio of its post-reduction capital amount to the original capital amount}.

(2)
If under circumstances of the share payment is refunded to shareholders in the form of cash, it shall be calculated based on {the closing price of the final trading day prior to the issuance of the new share certificates minus the amount of the cash refund per share} divided by {the ratio of its post-reduction capital amount to the original capital amount}.

(3)	If under circumstances of carrying out a spin-off and the reduction:

i.
If the transferee company of spin-off after the capital reduction of original stock is a listed or OTC traded company on the starting date, it shall be calculated based on {the closing price of the final trading day prior to the issuance of the new share certificates minus the starting competing standard price of listed stock transferee company on the first trading date after the reduction of original stock or the reference price of the OTC company per share} divided by {the ratio of its post-reduction capital amount to the original capital amount}.

ii.
Where the assuming company is not a company listed on the stock exchange or over-the-counter, it shall be calculated in accordance with the following formula.  The higher amount will act as the rising basis and the lower amount will act as the falling basis, and the average value between the two will act as the basis for opening price:

A.
The reference price is calculated as follows: The market price after capital reduction is first calculated using the closing price on the last trading date before the conversion of new shares multiplied by the number of the originally issued shares, and based on the ratio between the company's net value after capital reduction and the company's original net value.  Such market price after capital reduction is then divided by the number of shares issued after capital reduction to obtain the reference price.

B.
The reference price is calculated based on {the closing price on the last trading date before the conversion of new shares} minus {the net value of the shares of the assuming company exchanged by each share} divided by {the ratio between the capital after capital reduction and the original capital}.

If Pegatron's application package to the relevant competent authorities is complete, and meets the assessment standards of the competent authorities, on ASUS' date of resuming trading after capital reduction (proposed to be June 24, 2010), Pegatron may be listed on the same date which fulfills Point 1, Item 3, Paragraph 1, Article 67-1 of the Operating Rules where the assuming company is listed, then it will apply the calculation basis of {the number of shares of the assuming company that may be acquired for each share after the spin-off and capital reduction} multiplied by {the opening reference price on the date of resuming the trading of shares} divided by {the ratio between the capital after capital reduction and the original capital}.  The formula is as follows:

PP=	P-(rb * the opening reference price on the date of resuming the trading of shares after the capital reduction of the original shares of the assuming company)】/ r

PP:	ASUS' listing reference price after the capital reduction and share conversion
P:	Closing price on the last trading date of ASUS (5/17)
r:
The number of shares issued by ASUS after the capital reduction and share conversion/the number of shares issued by ASUS before the capital reduction and share conversion = (1 – Capital reduction ratio) = 0.15

rb:	0.4037274 shares of Pegatron may be acquired for each share of ASUS after the spin-off and capital reduction

(b)	The applicable regulations of the calculation basis for the reference price and price fluctuation of Pegatron as of the listing date

Pegatron's application for listing is handled in accordance with (1) Subparagraph 4, Paragraph 14, Article 51-2 of the Operating Rules of the Taiwan Stock Exchange Corporation, which provides that "the public offering conducted before the shares are placed in central custody and listed is in accordance with Article 10 or 10-1, and Article 11 of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings.  But the shares which have been offered and issued can be underwritten" and (2) Article 21 of the Taiwan Securities Association Rules Governing Underwriting and Resale of Securities by Securities Firms, which provides that "in underwriting of initial listed shares on a stock exchange or an OTC market involving previously issued shares or newly issued shares due to capital increase by cash, if the shares are not underwritten through competitive auction, they shall be underwritten through simultaneous book building and public subscription procedures in compliance with Article 21-1."  As such, for the simplified listing of this spin-off, it is proposed to use previously issued shares to conduct a public underwriting of the initial listing of shares.  Pegatron will consult and discuss with the underwriter and determine the underwriting price jointly by reference to the development of the corporate business and strategy, the development and status of capital market and macro economy, and the comparison between the industry standard and the result of simultaneous book building during the underwriting period.  The fluctuation of the reference price as of the listing date shall have no limits as the first five trading days of the initial listing.

5.
The influence that this spin-off and capital reduction plan have on the adjustment of the conversion price, conversion subject, relevant adjustment procedure, schedule planning, and other rights and interests of the first domestic unsecured convertible bonds of the Company which have been issued and outstanding

(a)	Adjustment of Conversion Price
The extraordinary shareholders meeting of the Company on February 9, 2010 has resolved the spin-off and capital reduction plan, and thus there is a need to adjust the conversion price of the first domestic unsecured convertible bonds of the Company issued in 2006 (the "Convertible Bonds").  As such, the Company provided the following explanation for the adjustment to the conversion price of the Company's Convertible Bonds as a result of the spin-off and capital reduction plan in accordance with the intention of the anti-dilution provision where the rights of the shareholders of common shares are affected under "Article 12: Conversion price and its adjustments" and "Article 26: For matters not covered under the Regulations Governing the Issuance and Conversion of the Convertible Bonds, it shall be handled in accordance with the relevant laws and regulations." under the Regulations Governing the Issuance and Conversion of the First Domestic Unsecured Convertible Bonds Issued in 2006, and with reference to the method of setting a reference price for common shares in spin-off and capital reduction under Article 67-1 of the Operating Rules of the Taiwan Stock Exchange Corporation:

The formula for adjusting the conversion price of the first domestic unsecured Convertible Bonds:

PP=P-(rb * X)/ r

PP:	The Company's conversion price of the Convertible Bonds after the adjustment due to the spin-off and capital reduction
P:	The Company's conversion price of the Convertible Bonds before the spin-off and capital reduction
r:	(1 – Capital reduction ratio)
rb:	The number of shares of Pegatron that may be acquired for each share of the Company after the spin-off and capital reduction
X:	Calculated as follows:
1.
If Pegatron is listed when the Company resumes trading of its shares (proposed to be on June 24) after the capital reduction, then it will be calculated based on the opening reference price of that day

2.	If Pegatron is not listed when the Company resumes trading of its shares (proposed to be on June 24) after the capital reduction, the average value of XA and XB will act as the basis of calculation
XA	= The net value per share of Pegatron *MV/BV
XB	= The net value per share of Pegatron
MV:	The Company's market value calculated based on the last closing price before the spin-off and capital reduction
BV:	The Company's net value before the spin-off and capital reduction, calculated based on the balance sheet on the spin-off date

The net value per share of Pegatron: calculated based on the balance sheet of Pegatron on the spin-off date

(b)	Conversion Subject: The shares of ASUS after the capital reduction and exchange of shares.

(c)	Temporary schedule planning and relevant adjustment procedure:

2010/02/10	Conduct the announcement of the formula for adjusting the conversion price of the first domestic unsecured Convertible Bonds and the explanations
2010/04/22	Report to GreTai Securities Market and Taiwan Depository and Clearing Corporation that the suspension period for conversion of Convertible Bonds is from April 29 to June 23.
2010/05/31
Report to GreTai Securities Market the adjustment of conversion price, the documents attached to which include (1) the calculation letter for adjustment of the price of the Convertible Bonds, (2) board meeting minutes, (3) approval letter of the competent authority, (4) commitment letter, and (5) legal opinion, etc.

2010/06/17
After the underwriting price of Pegatron has been determined in accordance with the result of simultaneous book building, the adjustment result of the conversion price of the first domestic unsecured Convertible Bonds shall be calculated.

Before 2010/06/23, the second public announcement shall be completed: the adjustment result of the conversion price of the first domestic unsecured Convertible Bonds

(d)	Influence on other rights and interests: none

(Translation –In case of any discrepancy between the Chinese and English versions, the Chinese version shall prevail)